Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

September 6, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 7, 2022 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2022 (the “August 22 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 7, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 22 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

michael j.c.M. ceulen marjory j. ding daniel fertig adam C. furber YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI Ian C. Ho JONATHAN HWANG anthony d. king jin hYUK park kathryn kING  sudol christopher k.s. wong resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York Beijing Brussels Houston LONDON Los Angeles Palo Alto SÃO PAULO TOKYO Washington, D.C.

Simpson Thacher & Bartlett
September 6, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2021
Conventions that Apply to this Annual Report on Form 20-F, page 1

1.	Please revise to your definition of “China” and the “PRC” to remove the exclusion of Taiwan, Hong Kong and Macau.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will revise its definition of “China” and the “PRC” to remove the exclusion of Taiwan, Hong Kong and Macau.

Item 3. Key Information, page 3

2.	At the onset of Part I, please disclose that you use a holding company structure and what that entails. Provide here a summary diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Clearly identify the entity in which investors hold an interest and the entities in which the company conducts it operations and clarify whether you conduct your current operations through any variable interest entities. Also, revise Part I to disclose, if true, that you do not have revenue-generating operations in China. Disclose that adverse actions by the Chinese government may force you to cease your administrative support and internal information technology services from China to your international cryptocurrency mining business. Clarify that you have developed Ethereum mining operations in Hong Kong and whether you have plans to further expand your Hong Kong-based operations. Lastly, disclose here the amount of revenue from your Hong Kong operations for each period presented.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F at the onset of Part I the Company will (i) disclose that it uses a holding company structure and what that entails, (ii) provide a summary diagram of its corporate structure, identifying the person or entity that owns the equity in each depicted entity, (iii) clearly identify the entity in which investors hold an interest and the entities in which the Company conducts its operations, (iv) clarify that it does not conduct its current operations through any variable interest entities, (iv) revise Part I to disclose that the Company does not have revenue-generating operations in mainland China, (v) disclose that adverse actions by the Chinese government may force the Company to cease its administrative support and internal information technology services from China to the Company’s international cryptocurrency mining business, (vi) clarify that it has developed Ethereum mining operations in Hong Kong and whether the Company has any plans to further expand its Hong Kong-based operations, and (vii) disclose the amount of revenue from its Hong Kong operations for each period presented.

Simpson Thacher & Bartlett
September 6, 2022	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

3.	At the onset of Part I, please provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences, if any. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure here should make clear if no transfers, dividends, or distributions have been made to date. Also, describe in the forepart of Part I any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F at the onset of Part I the Company will (i) provide a clear description of how cash is transferred through its organization and disclose its intention not to distribute earnings, (ii) state whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable and the direction of transfer, (iii) quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences, if any, (iv) make clear that no transfers, dividends, or distributions have been made to date to U.S. investors, (v) describe in the forepart of Part I any restrictions on foreign exchange and the Company’s ability to transfer cash between entities, across borders, and to U.S. investors, and (vi) describe any restrictions and limitations on the Company’s ability to distribute earnings from the company, including its subsidiaries, to the parent company and U.S. investors.

4.	Please revise the forepart of Part I to address each of the legal and operational risks associated with conducting your business in Hong Kong set forth in the sample letter to China-based companies available on our website. We refer you to your response to comment 1 in your May 6, 2022 letter. Also, ensure that your disclosures address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and the Accelerating HFCAA and related regulations will affect your company.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will (i) revise the forepart of Part I to address each of the legal and operational risks associated with conducting its business in Hong Kong set forth in the sample letter to China-based companies available on the Commission’s website, and (ii) ensure that its disclosures address that the Company’s auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, and therefore, that the HFCAA, the Accelerating HFCAA and related regulations should not affect the Company.

Simpson Thacher & Bartlett
September 6, 2022	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

Risk Factors
Because there has been limited precedent set for financial accounting of bitcoin and other cryptocurrency assets..., page 29

5.	You state that "there has been limited precedent set for the financial accounting of cryptocurrencies and related revenue recognition and no official guidance has yet been provided by the FASB or the SEC, [such that] it is unclear how companies may in the future be required to account for cryptocurrency transactions and assets and related revenue recognition.” Please help us understand the basis for these statements and your accounting policies, and consider the need to revise or remove these statements.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will remove these statements.

You will have limited ability to bring an action against us or against out directors      , page 40

6.	You state here that you conduct operations exclusively in China. Please reconcile this statement with your disclosures elsewhere throughout the filing where you refer to limited operations in China that relate mainly to providing administrative support to your cryptocurrency mining business outside the PRC. Please explain or revise.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will revise this statement.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 62

7.	Please tell us why you believe that adjusting for the impairment of cryptocurrencies and the net gain on disposal of cryptocurrencies provides useful information to investors considering the nature of your business, your strategy to hold bitcoin as an investment and sell bitcoin in future periods as needed for cash flow needs, and the recurring nature of these charges. Please explain or revise to remove these adjustments from your computation of non-GAAP adjusted net loss. Refer to Rule 100 of Regulation G.

The Company respectfully acknowledges the Staff’s comment and will revise and exclude the impairment of cryptocurrencies and the net gain on disposal of cryptocurrencies from the computation of non-GAAP adjusted net loss in its future filings.

Simpson Thacher & Bartlett
September 6, 2022	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

8.	Please revise to include the income tax effects as a separate adjustment and expand your disclosure to clearly explain how the tax effects of the non-GAAP adjustments are calculated, or explain why you do not believe this is necessary. Refer to Question 102.11 of the Non-GAAP C&DIs.

The Company respectfully advises the Staff that there are no income tax effects on these non-GAAP adjustments as the effective income tax rate for these non-GAAP adjustments were zero.

9.	We note you present non-GAAP measures of adjusted net loss from continuing operations attributable to Bit Mining and adjusted net income from discontinued operations attributable to Bit Mining. Please revise to include a reconciliation for each of these non-GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and below is a reconciliation for each of the non-GAAP measures:

	2019	2020	2021
	USD'000	USD'000	USD'000
Net loss from continuing operations	(74,850)	(23,324)	(63,566)
Less: Net loss from continuing operations attributable to noncontrolling interest	-	-	(11,792)
Net loss from continuing operations attributable to BIT Mining Limited	(74,850)	(23,324)	(51,774)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	11,498	8,047	6,446
Adjustment for impairment of intangible assets	26,909	-	56
Adjustment for impairment of goodwill	19,200	-	-
Adjustment for impairment of long-term investments	1,372	4,787	-
Adjustment for deferred tax benefit relating to valuation allowance	(1,086)	(531)	(359)
Adjustment for gain on previously held equity interest	-	-	(5,500)
Adjustment for impairment of property and equipment	-	-	22,392
Adjustment for impairment of cryptocurrencies	-	-	31,757
Adjustment for net gain on disposal of cryptocurrencies	-	-	(6,717)
Adjustment for changes in fair value of contingent considerations	-	-	(13,936)
Adjustment for changes in fair value of derivative instrument	-	-	(3,696)
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(16,957)	(11,021)	(21,331)

Net income (loss) from discontinued operations	(20,009)	(8,779)	(8,921)
Less: Net (loss) income from discontinued operations attributable to noncontrolling interest	(438)	309	(179)
Net loss from discontinued operations attributable to BIT Mining Limited	(19,571)	(9,088)	(8,742)
Adjust for discontinued operations:
Adjustment for impairment of long-term investments	1,869	-	-
Adjustment for deferred tax benefit relating to valuation allowance	(26)	-	-
Adjusted net loss from discontinued operations attributable to BIT Mining Limited (non-GAAP)	(17,728)	(9,088)	(8,742)

Simpson Thacher & Bartlett
September 6, 2022	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company will include the reconciliations for non-GAAP measures of adjusted net loss from continuing operations attributable to Bit Mining and adjusted net income from discontinued operations attributable to Bit Mining in its future filings and the adjustments for the impairment of cryptocurrencies and the net gain on disposal of cryptocurrencies will be removed.

10.	Please enhance your disclosures in footnote (1) on page 64 to more clearly explain why management believes your non-GAAP measures are useful to investors and how they help investors compare your business trends. Also, to the extent material, disclose the additional purposes, if any, for which management uses each of these non-GAAP measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. As discussed in the Company’s response to previous comment 7, the Company will exclude the impairment of cryptocurrencies and the net gain on disposal of cryptocurrencies from the computation of non-GAAP adjusted net loss in its future filings. The disclosure in footnote (1) to the non-GAAP financial data will be revised to the following in the Company’s future filings:

“As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of acquired intangible assets and goodwill, impairment of long-term investments, deferred tax expenses relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, changes in fair value of contingent considerations and changes in fair value of derivative instrument. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.”

The year ended December 31, 2021 compared with the year ended December 31, 2020, page 64

11.	Please revise to discuss the reasons for the negative profit margins in your mining pool segment as disclosed in Note 24 and explain whether you anticipate this trend to continue in future periods. In your response, tell us the amount paid to the mining pool participants that is included in cost of revenue for each period.

The Company respectfully acknowledges the Staff’s comment. Revenue recognized from mining pool segment includes block rewards and transaction verification fees from successful block placements. Cost of mining pool services primarily consists of mining rewards allocated to each pool participant in exchange for their computing power contributed to the mining pool. The mining pool operator receives from the blockchains the actual block rewards and distributes to the mining pool participants based on expected block rewards. In other words, under the sharing mechanisms adopted by the mining pool during the year ended December 31, 2021, the mining pool participants are entitled to the compensation regardless of whether the pool operator successfully records a block. Such variability when the actual block rewards are different from the expected block rewards within the mining pool is referred as the lucky index. The negative profit margin in the mining pool was mainly caused by fluctuation in the lucky index. During certain periods in 2021, the mining pool had a lucky index below 100% and had to distribute more block rewards to the mining pool participants than the actual blocks it received. The fluctuation in lucky index is largely a result of the randomness and uncertainty inherent in the cryptocurrency mining industry. As such, the Company is unable to predict whether this trend would continue in future periods. The Company will include the above discussions in its future filings.

Simpson Thacher & Bartlett
September 6, 2022	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

From April 15, 2021, when the Company’s mining pool business commenced, to December 31, 2021, approximately US$1,282 million was paid to mining pool participants, which was included in cost of revenue.

E. Critical Accounting Estimates, page 71

12.	Considering the significance of your mining operations, please tell us how you considered including a discussion here of the significant estimates, assumptions and uncertainty associated with the revenue recognition policies related to your cryptocurrency mining and mining pool services operations as well as your accounting for cryptocurrency assets, or revise as necessary. Refer to Item 5.E of Form 20-F.

The Company respectfully advises the Staff that the Company does not believe there are significant estimates, assumptions and uncertainty associated with the revenue recognition policies related to its cryptocurrency mining and mining pool operations as well as its accounting for cryptocurrency assets that would meet the definition of critical accounting estimates as described in Item 5.E of Form 20-F.

For cryptocurrency mining revenues, in practice, the actual amount of cryptocurrencies the Company is entitled to, in exchange for the computing power contributed to the mining pool operator, becomes available shortly after the performance obligations have been satisfied for the day (within a few minutes) and the Company uses the actual amount known to record the corresponding revenues.

For mining pool revenues, the actual amount of cryptocurrencies received becomes available upon the successful placement of each block and the Company uses the actual amount received to record the corresponding revenues.

For cryptocurrency assets, the valuation of cryptocurrencies primarily includes the fair value measurement and the impairment assessment of cryptocurrencies. Both are measured based on the quoted prices of the related cryptocurrencies.

Simpson Thacher & Bartlett
September 6, 2022	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

Based on considerations above, the revenue recognition policies related to cryptocurrency mining and mining pool operations as well as the Company’s accounting for cryptocurrency assets do not involve a significant level of estimation uncertainty, therefore does not meet the definition of critical accounting estimates and were not included in the discussions of Item 5.E. of Form 20-F.

Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

13.	It appears from the supplemental disclosures in your cash flow statement that you have paid expenses and acquired non-current assets in exchange for cryptocurrency. Please revise to include your accounting policy related to nonmonetary transactions.

The Company respectfully acknowledges the Staff’s comment. The amount of expense and non-current assets paid by cryptocurrency asset during 2021 was approximately $2.3 million, which accounted for approximately 4% of the cryptocurrency assets as of December 31, 2021 and is not considered material.

The Company will disclose the following accounting policy for material nonmonetary transactions in its future filings in accordance with the Staff’s comment above.

“Nonmonetary transaction

The Company enters into nonmonetary transactions such as distributions of cryptocurrencies to pay for operating expense and acquire non-current asset. Such transactions are accounted for in accordance with ASC 845, “Nonmonetary Transactions”, which requires the transfer or distribution of a nonmonetary asset or liability to be based, generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident. No gain or loss is recognized on the transaction.”

Cryptocurrency Assets, page F-18

14.	You state for purposes of testing cryptocurrency assets for impairment the fair value is the the quoted price at "the time its fair value is being measured.” Please explain further at what point fair value is measured. In this regard, clarify whether you assess fair value throughout each day, at a point in time during the day or reporting period, or something else. Also, tell us and revise your policy to clarify whether you recognize an impairment whenever the carrying value for your cryptocurrency assets is below the fair value for each unit of account. We refer you to ASC 350-30-35-19. Lastly, provide us with a breakdown by type of the cryptocurrency assets held at each balance sheet date and tell us the source used to determine the fair value for each type.

Simpson Thacher & Bartlett
September 6, 2022	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that in determining if an impairment has occurred, the Company considers the lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset. If the then current carrying value of the cryptocurrency asset exceeds the fair value so determined, an impairment loss has occurred with respect to those cryptocurrency assets in the amount equal to the difference between their carrying values and the fair value determined.

The Company will revise and include the following accounting policy on cryptocurrency assets in its future filings to clarify an impairment is recognized whenever the carrying value for the cryptocurrency assets is below the fair value for each unit of account:

“For each unit of cryptocurrency, impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured.”

The Company did not hold any cryptocurrency as of December 31, 2020. As of December 31, 2021, Bitcoin, Ethereum and Dogecoin are the only digital assets individually accounts for more than 1.0% of the Company’s total assets. The other digital assets that the Company hold collectively represent less than 2.0% of total assets.

Below is the breakdown by major types of the cryptocurrency assets held at December 31, 2021 and the source used to determine the fair value for each major type of the cryptocurrency:

Type	Quantity	Amounts in thousands	Source for fair value determination
Bitcoin	450	$20,958	bitfinex.com[1]
Ethereum	5,931	$21,242	coinmarketcap.com[2]
Dogecoin	51,794,410	$8,226	coinmarketcap.com[2]
Others	3,606,145	$4,651

1.	As a cryptocurrency exchange founded in 2012, Bitfinex has been at the forefront of technological innovation in digital asset trading. The Bitfinex team has gained invaluable experience in blockchain technology while the platform has cemented its position as the go-to place for digital asset traders and institutions to trade. Bitfinex’s strategy focuses on delivering the best crypto trading experience for professional traders and liquidity providers around the world through the delivery of cutting-edge technology. See https://trading.bitfinex.com/t/BTC:USD?type=exchange.

2.	CoinMarketCap is one of the world’s most-referenced price-tracking website for cryptocurrencies in the rapidly growing cryptocurrency space. CoinMarketCap reaches hundreds of millions of users a year. Founded in 2013, CoinMarketCap has quickly grown to become one of the most trusted source by users, institutions, and media for comparing thousands of cryptocurrencies and is commonly cited by CNBC, Bloomberg, and other major news outlets. (Even the U.S. government uses CoinMarketCap’s data for research and reports.) See www.coinmarketcap.com/coins.

Simpson Thacher & Bartlett
September 6, 2022	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

The prices on these websites are reliable sources for Bitcoin, Ethereum and Dogecoin trading. The Company takes the open price at around 0:00 UTC of the day from bitfinex.com and coinmarketcap.com as their fair value.

Revenue Recognition
Cryptocurrency Mining, page F-23

15.	You state that the Group's enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. Please clarify for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion. In your response, explain whether your right or the pool operator’s right to terminate the contract governing your participation in the pool is conditional. Please also summarize the material rights and obligations of each party to your pool participation contracts including:

•	Whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power then resume providing it; whether you are required to start providing it at a specific time;

•	How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power.

Simpson Thacher & Bartlett
September 6, 2022	-11-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	How the amount of rewards received for providing computing power may be impacted should you start and stop mining within the contract period.

The Company only provides computing power to one mining pool operator, BTC.com. The contract between the Company and BTC.com is governed by the standard agreements on the website of BTC.com - BTC.com Pool Service Agreement1 and BTC.com User Agreement2. These standard agreements are published by BTC.com and may be revised from time to time. In addition, there are some statements and FAQs made by BTC.com on its website and other customary business practices that together form the contract between the Company and BTC.com. Besides these, the Company does not have any specific service agreement with BTC.com. As a general business practice, mining pool participants must accept the terms and conditions of these standard agreements before they could sign up for accounts on BTC.com. The Company accepted the standard agreements and set up corresponding miner accounts with BTC.com on February 26, 2021 and June 7, 2021 for Bitcoin and Ethereum mining, respectively.

The Company respectfully advises the Staff of the following material rights and obligations of each party in the standard agreements as well as the statements and FAQs made by BTC.com on its website:

Mining pool participant:

a.	Provide personal information to the pool operator, which may include but not limited to name, email address, phone number and address upon registration of a BTC.com account.[3]

b.	If the user is not satisfied with the services provided by the pool operator, the sole remedy is to stop using the services immediately. [4]

c.	Configures its mining equipment by inputting the mining pool IP address, wallet address, etc.[5]

1 https://activity.btc.com/agreement/#/miningservice?lang=en

2 https://activity.btc.com/agreement/#/user?lang=en

3 BTC.com User Agreement clause 2.2

4 BTC.com User Agreement clause 2.3

5 Mining tutorial for each type of cryptocurrencies. Taking bitcoin as an example, such representation can be found in FAQ Bitcoin mining tutorial https://help.pool.btc.com/hc/en-us/articles/360038354832-Bitcoin-mining-tutorial

Simpson Thacher & Bartlett
September 6, 2022	-12-	Division of Corporation Finance U.S. Securities and Exchange Commission

d.	Right to monitor the status of the mining equipment and view the mining returns or earnings.[6]

Mining pool operator:

a.	Make a unilateral determination to continue or terminate providing services to the users without their consent or prior notice.[7]

b.	Have the right to limit, change, suspend or even terminate all or part of the Services at any time. The closure of an account shall not affect any rights and obligations incurred prior to the date of account closure.[8]

c.	Have right to charge fees for specific service[9] based on the specific fee rate published[10].

Other implicit agreement based on customary business practice include:

Mining pool participant:

e.	Can leave the pool at any time without notice or penalty. This is implied by customary business practice by all mining pools. Additionally, both BTC.com Pool Service Agreement and User Agreement have indicated that the users can leave the pool if the user is not satisfied with the service. BTC.com User Agreement has also indicated the closure of an account shall not affect any rights and obligations incurred prior to the date of account closure. As a result, the user’s right to mining rewards earned prior to the date of account closure remains without penalty.

Mining pool operator:

d.	Calculate, allocate and distribute the earnings or mining rewards to the mining pool participants based on predetermined sharing mechanisms.

6 Mining tutorial for each type of cryptocurrencies. Taking bitcoin as an example, such representation can be found in FAQ Bitcoin mining tutorial https://help.pool.btc.com/hc/en-us/articles/360038354832-Bitcoin-mining-tutorial

7 BTC.com Pool Service Agreement clause 2.2

8 BTC.com User Agreement clause 6.1-6.4

9 BTC.com User Agreement clause 2.2 and 3.2

10 FAQ on the fee, settlement mode and payment threshold in BTC.com pool https://help.pool.btc.com/hc/en-us/articles/900001116943-The-fee-settlement-mode-and-payment-threshold-in-BTC-com -pool

September 6, 2022	-13-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

As stated in point a and b for mining pool operator, BTC.com could make unilateral determination and terminate providing mining pool services at any time. As stated in point b and e for mining pool participant, the Company, as a pool participant, could suspend or stop using mining pool services provided by BTC.com or providing its computing power to BTC.com at any time. As such, the Company believes that the mining pool participants and BTC.com both have rights to suspend and terminate the contract at any time without any conditions. In response to the Staff’s comment, because the contract can be terminated without any penalty, the enforceable rights and obligations of both parties commence when (1) the Company begins providing computing power to BTC.com and (2) BTC.com starts providing its mining pool services to the Company by maintaining the Company’s account active and establishing the Company’s connections to the mining pool; and the enforceable rights and obligations of both parties stops when either the Company stops providing computing power to BTC.com or BTC.com stops providing its mining pool services to the Company by deactivating the Company’s account or disconnecting the Company’s mining machines from the mining pool. Theoretically, the contract period for which both parties have enforceable rights and obligations is the time period it takes a mining equipment to submit a “share” to the mining pool operator by solving the task assigned by the mining pool operator and the mining pool participant who owns the mining equipment will be entitled to the mining reward corresponding to the “share”. Taking bitcoin mining as an example, the time period to submit a “share” for each mining equipment is approximately 10 seconds. In practice, the Company considers the contract to be a day-to-day service contract as the general business practice of each mining pool participant is to keep the mining machines running for the entire day and the settlement with the mining pool operator is on a daily basis.

Based on mining pool participants’ material rights and obligations summarized above, as long as the pool participant has an active account and the mining pool service is continuous, the pool participant has the right to decide at what point in time and for what duration it will provide computing power by managing and configuring its mining machines directly. The pool participant can start and stop providing computing power then resume providing it at will. The pool participant is not required to provide the computing power at a specific time. In practice, there may be various factors which could influence the Company’s decision on whether it would provide its computing power to BTC.com, such as the prices of cryptocurrencies, physical condition of its mining machines, electricity fees, internet connection condition, etc. Due to the uncertainty of the aforementioned factors, the Company could not predict at the contract inception when it would stop providing computing power and when to resume providing it. As mentioned above, the Company considers the contract to be a day-to-day service contract; as such, the Company’s evaluation of contract inception is 0:00 UTC time and the evaluation of contract duration is one day.

In response to the Staff’s comment, whether the Company starts and stops providing computing power within the contract period would not impact the amount of rewards the Company received for providing computing power. Point b under the material rights and obligations for mining pool operator states that the closure of an account shall not affect any rights and obligations incurred prior to the date of account closure. The Company believes it is only entitled to rewards which corresponds to the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

September 6, 2022	-14-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

16.	You state the provision of providing computing power is the only performance obligation in your contracts with the mining pool operator. Please tell us whether you satisfy your performance obligation over time or at a point in time and how you considered the guidance in ASC 606-10-25-24.

In response to the Staff’s comment, the Company considered ASC 606-10-25-24 and believes it satisfies its performance obligation over time.

The computing power is routine and recurring services the Company provided to the mining pool operator. When the Company providing computing power to the mining pool, the mining pool operator simultaneously receives the computing power and uses it in the mining activities and receives the cryptocurrency award from the blockchain for successfully adding a block to the blockchain. In this process, since the time interval between successful block placements is normally very short, it could be regarded as the mining pool operator receives the benefits of the Company’s performance and simultaneously consumes those benefits as the mining rewards are received, which meets the criterion as discussed in ASC 606-10-25-27. Therefore, the performance obligation is satisfied over time as the Company provides computing power.

17.	Please clarify whether you are entitled to a fractional share of the cryptocurrency award that the mining pool operator receives only if a block is successfully added to the blockchain as your disclosures suggest, or whether you are entitled to compensation regardless of whether the pool operator successfully records a block. In this regard, we note references to settlement terms under the FPPS model on the website for at least one of your mining pool operators, BTC.com. If you provide power to more than one pool operator, ensure that your disclosures address the terms for each type of arrangement to the extent they differ. Also, tell us whether you separately receive the proportional share of transaction fees earned by the pool operator and if so, how you account for such fees.

The Company respectfully advises the Staff that for the Company’s cryptocurrency mining business, the Company, as a mining pool participant, is entitled to the compensation regardless of whether the pool operator successfully records a block. The Company only provides computing power to one mining pool, BTC.com. The types of cryptocurrencies the Company mines are primarily Bitcoin and Ethereum. The Company mines Bitcoins under the FPPS sharing mechanism and Ethereum under the PPS+ mechanism. The table below illustrates how reward is calculated for each sharing mechanism. Under both mechanisms, the Company does not separately receive the proportional share of transaction fees earned by the pool operator. Instead, it receives the expected block rewards and transaction fees as a whole from the pool operator every day.

September 6, 2022	-15-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

Sharing mechanism	Reward for pool participant
FPPS	Expected block rewards[1]*(1+FPPS rate2)*Computation submitted by the participant /Whole blockchain workload*(1-Pool operator fee rate set up by mining pool)
PPS+	(Expected block rewards + Transaction fee) *Computation submitted by the participant/Whole blockchain workload*(1-Pool operator fee rate on block rewards set up by mining pool)

1.	Expected block rewards: expected new block rewards granted by the blockchain network, taken the bitcoin network as an example, 6.25 bitcoins in every 10 minutes approximately in the current halving cycle.

2.	FPPS rate: prior day transaction fee earned within the pool divided by prior day block rewards earned within the pool.

The disclosure in the Company’s 2021 Form 20-F which stated that “the Group is entitled to a fractional share of the cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain” was intended to describe the reward payment process to ease the understanding. The Company respectfully acknowledges the Staff’s comment and will revise and include the following accounting policy on revenue recognition of cryptocurrency mining in its future filings:

“Cryptocurrency mining

The Group has entered into a cryptocurrency mining pool, BTC.com, by executing contracts with the mining pool operator to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to considerations in the form of cryptocurrencies from the mining pool operator (less pool operator fees to the mining pool operator which are recorded net with revenues), which is calculated based on a predetermined formula agreed by the Group and the mining pool operator as a part of the contracts.”

18.	You state that the consideration you receive is noncash consideration, which you measure at fair value on the date earned. Please tell us how this complies with the guidance ASC 606-10-32-21 to 32-24 to measure fair value of noncash consideration at contract inception. Provide an analysis to support your assertion that the fair value on the date earned is not materially different than the fair value at contract inception or the time you have earned the award from the pools. Also, tell us at what is meant by "earned" in this statement and clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

September 6, 2022	-16-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company determines the contract inception be to the time the Company begins providing computing power to the mining pool operator. As discussed in the Company’s response to previous comment 15, in practice, the Company considers the contract to be a day-to-day service contract. The Company measures the fair value of the cryptocurrencies at contract inception, namely, 0:00 UTC time at the beginning of the day. However, since the computing power provided is variable, all considerations are variable and constrained until the end of the day when the actual amount of computing power provided is known and the amount of mining awards becomes estimable. The Company could obtain the result of mining awards it is entitled to shortly after the mining pool operator completes calculating the awards attributable to each mining pool participant for any given day, normally shortly after 24:00 UTC time every day. The Company believes it has “earned” the award from the pool once the Company has fulfilled its performance obligation over time by providing the computing power to the pool. The Company recognizes the cryptocurrency mining revenues when the performance obligation (providing the computing power) has been satisfied and it is highly probably that a significant reversal in the amount of revenues will not occur.

The Company’s disclosure on revenue recognition policy is not entirely accurate with respect to when the fair value of noncash consideration is measured. The Company will revise and include the following disclosure in its future filings:

“Cryptocurrency mining

The transaction consideration the Group receives, if any, is noncash consideration, in the form of cryptocurrencies. The Group measures the cryptocurrencies at fair value at contract inception. All considerations are variable and revenue is recognized when the computing power is provided to the mining pool and there is no uncertainty associated with the variable consideration. There is no significant financing component in these transactions.”

With regard to the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration, the Company respectfully advises the Staff that the types of cryptocurrencies the Company mines are primarily Bitcoin and Ethereum. As discussed in response to comment 17, the Company, as a mining pool participant, receives mining rewards from the mining pool by providing computing power under the expected block reward approach. The Company is entitled to receive the mining reward from the mining pools regardless of the mining pool’s successful placement of blocks or receipt of mining reward from the blockchain network. The confirmation of mining rewards distributable to the Company from the mining pool operator for providing the computing power can be determined shortly after 0:00 UTC time (within several minutes after the day is over) and the mining rewards will be generally distributed to the Company’s wallets in two hours.

September 6, 2022	-17-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

19.	Please describe the approximate time interval for each blockchain between successful block placements.

The Company primarily mines Bitcoin and Ethereum. For Bitcoin blockchain, the time interval between successful block placements is approximately 10 minutes. And that time for Ethereum’s blockchain is approximately 13 seconds.

Mining Pool Services, page F-24

20.	Please clarify whether "gross revenue" related to your mining pool services includes the pool fees earned as the pool operator with third party miners. Also, describe the nature of the amounts included in cost of revenue related to your mining pool services.

In response to the Staff’s comment, the Company respectfully clarifies that as the principal in the transaction validation services provided to the blockchain networks, the Company earns the gross revenue from the blockchain networks by satisfying the performance obligation of validating each block under the blockchain protocol and the gross revenue refers to the mining rewards included in such block validated by the Company and earned using the computing power contributed by the pool participants, as disclosed in Note 2 to the consolidated financial statement.

In this transaction, the pool participant or third party miner is the supplier of the Company and provides computing power to the Company to earn revenue and the Company is a customer to the pool participant according to ASC 606-10-20. The consideration in exchange for the computing power purchased is a calculated number of cryptocurrency reward based on the formula associated with the predetermined sharing mechanism less the pool operator fees. In this regard, the nature of the pool fees is similar to the profit margin the Company retains.

Regarding the nature of the amounts included in cost of revenue of the mining pool services, as disclosed in Note 2 to the consolidated financial statements, the cost of mining pool service primarily consists of the amount of cryptocurrencies paid to pool participants in exchange for the Company’s purchase of their computing power. It also includes other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service.

21.	Please clarify the time periods between successful placement of a block on the blockchain and receipt of consideration for each type of crytocurrency asset mined. Also, provide an analysis to support your assertion that the fair value of rewards upon receipt is not materially different then the fair value at contract inception.

In response to the Staff’s comment, the Company respectfully clarifies the time periods between successful placement of a block on the blockchain and receipt of consideration for each major type of cryptocurrency asset mined in the mining pool using the chart illustrated below:

September 6, 2022	-18-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

Type	Time periods between successful placement of a block on the blockchain and receipt of consideration
Bitcoin	Simultaneous, and the block rewards will be available for transfer or spending after 100 confirmations have been obtained which is approximately 16.7 hours
Ethereum	Simultaneous
Dogecoin	Simultaneous, and the block rewards will be available for transfer or spending after 240 confirmations have been obtained which is approximately 4 hours

The Company respectfully advises the Staff that the cryptocurrencies were generally received by the Company immediately upon placement of a block. Based on common practice, the Bitcoin community has adopted six blocks or six confirmations as a standard confirmation period, which means it is unlikely a Bitcoin transaction is reversed after six confirmations or approximately one hour. For Ethereum, the standard confirmation period is 12 blocks or two to three minutes. For Dogecoin, the standard confirmation period is 10 blocks or 10 minutes. The Company would ensure all revenues recognized have passed the standard confirmation period and it is highly probable a significant reversal will not occur. In the mining pool revenue arrangement, a contract is entered into with the blockchain immediately before the creation of a block. The time period from the creation of a block to the successful placement of that block is often called a “block time”. The major cryptocurrencies and mined by the Company has relatively short block time. For example, Bitcoin is designed to have each block validated every 10 minutes and Ethereum block takes around 13-15 seconds to validate. The Company believes each creation of a block is a new contract, and the contract duration is a block time. However, in practice, the Company believes its contracts with the respective blockchains to be day-to-day service contracts. The Company considers the contract duration together with its right to terminate without penalty and its business model where it settles with the mining pool participants on a daily basis. The Company measures the fair value of noncash consideration at contract inception (the beginning of the day).

The Company’s disclosure on revenue recognition policy is not entirely accurate with respect to when the fair value of noncash consideration is measured. The Company will revise and include the following disclosure in its future filings:

“Mining pool services

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete and the Group has received the rewards. Revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception.”

September 6, 2022	-19-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

Note 19. Related Party Transactions, page F-56

22.	We note from footnote (1) on page 79 that Mr. Man San Vincent Law, the company's founder and executive director has beneficial ownership in 85.5 million Class A ordinary shares via his ownership interest in Good Luck Capital Limited. We further note that Good Luck Capital obtained such shares through a share subscription agreement with the company in December 2020. Please explain why you have not identified this agreement as a related party transaction or revise as necessary. Refer to ASC 850-50.

In response to the Staff’s comment, the Company has identified this agreement as a related party transaction and has fully disclosed such transaction under Note 22 to the consolidated financial statements by indicating Good Luck Capital Limited is a company wholly-owned by Mr. Law. The Company respectfully acknowledges the Staff’s comment and will revise and include this transaction in Note 19 Related Party Transactions to the consolidated financial statements in its future filings in accordance with the Staff’s comment above.

Note 24. Segment Reporting, page F-63

23.	Please revise to provide the disclosures required by ASC 280-10-50-41.

The Company respectfully advises the Staff that the external customers for the revenues from the mining pools are blockchains for each type of cryptocurrencies, which are decentralized and not associated with specific locations. The Company respectfully presents geographical information on revenues and long-lived assets (including property and equipment, net and right-of-use assets) from continuing operations below:

	For the year ended December 31,
Revenues	2019	2020	2021
	USD’000	USD’000	USD’000
Mainland China	$-	-	21,552
Hong Kong	-	-	19,431
Kazakhstan	-	-	9,200
USA	-	-	2,641
Europe	5,161	2,167	2,214
Blockchain	-	-	1,273,838
	$5,161	2,167	1,328,876

Long-lived assets	As of December 31, 2020	As of December 31, 2021
	USD’000	USD’000
USA	$19	35,873
Hong Kong	140	31,745
Mainland China	2,187	6,435
Kazakhstan	-	2,310
Europe	80	2
	$2,426	76,365

September 6, 2022	-20-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

The Company will include geographical information in its future filings in accordance with the Staff’s comment.

*      *      *

September 6, 2022	-21-	Simpson Thacher & Bartlett Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao
Yi Gao

cc:	Xianfeng Yang, Chief Executive Officer
Qiang Yuan, Chief Financial Officer
Bo Yu, Chairman, Chief Operating Officer
Man San Vincent Law, Executive Director
BIT Mining Limited

Danielle Bian, Partner
MaloneBailey, LLP